6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement

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Top News in Asia from Saturday to Today

Facebook just released the White Paper on its crypto project Libra; here are some coverage highlights:

The Information has released Eight Takeaways From Facebook's Libra Cryptocurrency with

https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 1/8

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement insights. We are offering our premium subscribers access to the The be Information's conference Information's Facebook journalist and crypto journalist. TODAY ONLY: Get $30 off on our annual premium membership and get immediate access to this conference call. You’ll also get access to all the Global Coin Research resources and analyses including access to future event discounts and the most important crypto information about Asia delivered to your inbox. Binance research has also released an indepth report on Libra as well as Coindesk's coverage and The Block's coverage here. Bitmain is suing three former employees who started Poolin, a rival to the chip manufacturer’s BTC.com mining pool. http://bit.ly/2wXd5ky Carbon footprint of Bitcoin-an extensive analysis: study determines that there is 68% Asian, 17% European, and 15% North American computing power in the network.' http://bit.ly/2x0pnsr 5 South Korean Crypto Exchanges Take On New Responsibility for User Losses with Demands from Regulators. http://bit.ly/2ImYRQH Binance is issuing a bitcoin-backed token named BTCB. The tokens are reportedly 100% backed by bitcoins held in a reserve address, and will be issued by the exchange's native blockchain network, Binance Chain. http://bit.ly/2x0IfaX Share with Friends Deals and Funds Neo Global Capital partner Tony Gu announces 2nd fund to target $50million focusing on a multi-strategy all-weather cryptocurrency fund, including a venture capital and secondary market strategy. The fund said that it returned 8x the return by Q1 this year. Google translate https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 2/8 Subscrireally interesting Past Issues call on Libra at 1pm EST/ 10pm PST TODAY with The Translate

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement Animoca Brands closes $3.6-million capital raising to fund tokenised blockchain gamingTranslate be platform. http://bit.ly/2x2hJOa Exchange News OKCoin has partnered with fintech firm Simplex to enable global users to make USD deposits via debit or credit card. http://bit.ly/2Xk7Nyd CryptoCompare updates its exchange ranking, listing several key factors that should be looked at prior to judging the quality of exchange including big-name funding, manpower count, licenses and rating, and inflation score.http://bit.ly/2WNIdxe CoinCheck, the Japanese cryptocurrency exchange that was hacked last year, may have been attacked by a group with Russian origins, Japanese media agency. http://bit.ly/2wZU3Kj ‘CoinLab Is a Big Stopping Block’: Mark Karpeles Talks Mt. Gox Creditor Claims and Life After Trial. http://bit.ly/2WQYhmO Coins and Mining ZCash has become a multi-client network, following the launch of its new client dubbed "Zebra." Zebra is a consensus-compatible Zcash node client written in Rust. http://bit.ly/2x2uAjw Securitize is teaming up with a Japanese educational advocacy organization to promote the adoption of digital securities in the country. https://yhoo.it/2x3f1Id Ripple announced an investment of up to $50 million into money transfer company MoneyGram. Along with the investment, MoneyGram will agree to utilize XRP in its core money transfer business. http://bit.ly/2x3gEWx Tron's CEO Justin Sun announced Litecoin founder Charlie Lee will join him in his lunch with Warren Buffett. https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 3/8 Subscri Past Issues

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement Business Samsung to Seek Collaboration With Platform Firms on Blockchain Innovation and 6G. https://bloom.bg/2x11D7A Coinbase Custody Holds $1.3B in Assets Under Custody, Expects to Hit $2B ‘Soon’. http://bit.ly/2Fgviya Japan Data Initiative Brings Blockchain Security to 100 Major Businesses: Mitsubishi Electric and Yaskawa Electric are among 100 major Japanese manufacturers set to share production data with each other to improve efficiency, using blockchain technology to ensure their information remains secure. http://bit.ly/2WMaaKS Regulations Head of Russia’s central bank has said that while the launch of a central bank digital currency is being explored, it is not a matter for the near future. http://bit.ly/2wZBNRy The government of Georgia has signed a memorandum of understanding (MoU) with blockchain technology firm Input Output Hong Kong (IOHK) to implement blockchain-enabled projects across business, education and government services. http://bit.ly/2FgmFnc What Happened in Hong Kong and to the Markets As many may know, just two days ago, an estimated 2 million protesters (more than a quarter of the total city population) took to streets of Hong Kong to oppose an anti-extradition bill. To briefly summarize, the bill was proposed by the Hong Kong government in February to allow the transfer of fugitives to jurisdictions with which Hong Kong lacks an extradition deal, including the mainland, Taiwan and Macau. The officials wanted to pass the bill as soon as possible but https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 4/8 Subscribe Past Issues Translate

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement citizens are concerned about the possibility of politically motivated persecution and unfair trials in late be mainland China. The protests took a number of days. Many young adults of Hong Kong were at the forefront of the protest and the New York Times has captured vivid images of the protest here. One person has died after unfurling a banner during the protest. Even after Hong Kong’s leader Carrie Lam Cheng Yuet-ngor said she would suspend the controversial bill, the protest continued as opponents voiced that they'd accept anything short of the complete withdrawal of the bill and many are also calling for Lam’s resignation. This morning, Lam offered her “most sincere apology” to the city's residents during a 51-minute press conference. What's happened to the markets? According to one financial advisor that advises wealthy individuals in Hong Kong-“The situation in Hong Kong is out of control. They can’t believe that Carrie Lam or Beijing leaders are so stupid that they don’t realise the economic damage from this.” Reuters just reported that Hong Kong tycoons have started moving assets offshore anticipating increasing tension between China and Hong Kong. And indeed, for some time and even up to now, we see B tcoin trading premium going as high as $160 in Hong Kong. It is currently i going about $9,277 on the local crypto exchange TideBit , $90 higher than Coindesk’s current rate. Relatedly, in the last week, in multiple Asian countries, we are seeing similar types of premiums. Exchanges in Korea, Japan and China (via Tether OTC premiums) all saw sustained trading premiums. In Case You Missed It THIS THURSDAY-GCR WORKSHOP #3: An Essential and Practical Guide to Chinese Community in 30 minutes with Toya from Nervos Network https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 5/8 Subscri Past Issues Trans

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement Sign up here For the third session of our workshop, we are delighted to have Toya, head of Ecosystem Development for Nervos Network, arguably the largest, native blockchain projects from China in to give us a workshop on Ecosystem Development in China and International. Toya will discuss: -The nuances of the crypto community in China vs other countries -The essentials to understand blockchain communities in China -How can companies from the West build their own communities in China? and more… About Our Guest: Toya is a former member of Ethereum Foundation and a founding partner of EthFans, a Chinese community active since late 2015. EthFans as a publication curated over 2000 translated and original articles and initiated meetups for many well-known projects. Toya later joined her former EF colleague Jan Xie at Nervos Network. About Nervos: Nervos Network is building a global trustware suite that aims to unlock the true potential of the decentralized economy. Project founding team include prominent Chinese crypto community members such as a former Ethereum core dev, a former Blockstream research, the Ex-CTO of the largest Ethereum mobile wallet, ImToken. Checkout Nervos’s token-economic paper. Details of the Workshop https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 6/8 Subscribe Past Issues Translate

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement be Time: 7am PT – 7:45am PT / 10am ET – 10:45pm ET Location: Zoom Dial-in Link Format: Toya will provide a workshop first, and then we’ll open it up for AMA for our subscribers. How: TODAY ONLY: Get $30 off on our annual premium membership and get immediate access to this conference call. You’ll also get access to all the Global Coin Research resources and analyses including access to future event discounts and the most important crypto information about Asia delivered to your inbox. Blockstack Disclaimers ** Rule 255 Legend This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 7/8 SubscriDate: Thursday, June 20t Past Issues h, 2019 Translate

6/18/2019 RSVP for the Facebook Libra Call; Blockstack Announcement advice or slate be This email was sent to joyce+drip@globalcoinresearch.com why did I get this? unsubscribe from this list update subscription preferences Global Coin Research · 79 Madison Ave · New York, NY 10016 · USA https://mailchi.mp/globalcoinresearch/115-533161?e=fae198a24f 8/8 Subscri(FINR servic A) or any other fina Past Issues es. ncial regulatory authority or licensed to provide any financial Tran